DOROTHY L. PUZIO
Counsellor at Law

direct tel: 617.856.8117
direct fax: 617.289.0482
dpuzio@brownrudnick.com

www.brownrudnick.com

BROWNRUDNICK

One Financial



00
01

October 5, 2006

VIA FEDERAL EXPRESS

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Attn: Susan Min
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: **Supplemental Document in connection with 12g3-2(b) Filing (file no. 82-34875)**
Option N.V. (the "Company")

Dear Ms. Min:

The Company was added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 and has been issued file number 82-34875. On behalf of the Company, please find enclosed for filing the following supplemental document required under Rule 12g3-2(b) since the date of the Company's initial 12g3-2(b) submission:

Press release dated 5 October 2006 – Option Indicates Preliminary 3Q06 Revenues (**Exhibit 1**)

Please kindly acknowledge your receipt of the foregoing document by stamping the enclosed copy of this letter and returning the same to the undersigned in the enclosed self-addressed stamped envelope.

If you have any questions regarding this matter, please do not hesitate to contact the me at the number above.

Very truly yours,

BROWN RUDNICK BERLACK ISRAELS LLP

By: 
Dorothy L. Puzio, Esq.

Enclosures


PROCESSED
OCT 19 2006
THOMSON
FINANCIAL
10/17

cc: Frederic Convent, CFO (via e-mail)
Lawrence M. Levy, Esq. (via e-mail)
Mark A. Dorff, Esq. (via e-mail)
James E. Bedar, Esq. (via e-mail)
Jenny E. Mercado, Esq. (via e-mail)

1457542

EXHIBIT 1


OPTION
WIRELESS TECHNOLOGY

OPTION INDICATES PRELIMINARY 3Q06 REVENUES

Leuven, Belgium - October 5, 2006 - Option N.V. (Euronext: OPTI; OTC: OPNVY), the wireless technology company, today announced that revenues for the three-month period ending September 30, 2006 will be EUR 75+ million with net positive earnings. Although the top line results for the period will be below previous guidance, revenues for the quarter will still represent an increase of 35% compared to the EUR 55.9 million posted in the third quarter of 2005. Full-year revenue growth is now expected to be 50% compared with the previous guidance of 75%.

Wireless data cards sales, which are ahead of forecast in volume terms, are now expected to account for 89% of 2006 unit sales compared with the previous guidance of 75%.

Although significant progress has been made in the new category of non-PC data cards, the markets for embedded modules and fixed wireless are not yet growing as fast as anticipated. Current business models for embedded PC modules have yet to achieve the market breakthrough desired or expected by laptop manufacturers and their mobile carrier partners. As a result, Option expects the non-PC data card business to account for 11% of its 2006 unit sales instead of the previously forecast 25%.

However, with its established operator customer base and increasingly close ties with laptop manufacturers, the company remains in a strong position as the market develops. Option announced customer agreements for its wireless modules with Acer in February 2006 and Samsung in September 2006. At the time of the Q1 earnings release, May 4th 2006, the Company announced a design win with an undisclosed OEM and has subsequently secured a fourth design win with one of the world's top ten laptop manufacturers.

Demand for wireless modules based on 1.8 Mbps HSDPA - a technology that only entered the market earlier this year - has also been held back by anticipation of the more advanced 3.6 Mbps version of HSDPA which offers higher bandwidth and has the potential for post-sale upgrade to 7.2 Mbps. The faster technology appeals strongly to end-users, operators and laptop manufacturers alike.

Although growth rates have been constrained in the short term, the longer term trends are positive and Option remains confident that it has the technological expertise and speed of execution to lead the market as HSDPA continues its rapid evolution: the company has already announced its first commercial "7.2 Ready" product and also has a "7.2 Ready" wireless module in test with its laptop partners.

The entire management team is focused on maintaining Option's leading position in the wireless data market through the execution of its growth strategy based on an innovative product roadmap that is recognized globally, the "5 by 8" program and continuing the expansion of its global presence.

The announcement of the full third quarter results is scheduled for October 26, 2006.

About Option:

Option NV (www.option.com), the wireless technology company, is a leading innovator in the design, development and manufacture of 3G WCDMA (HSDPA and UMTS), EDGE, GPRS, GSM and WLAN technology products for wireless connectivity solutions. Option has built up an enviable reputation for creating exciting products that enhance the performance and functionality of wireless communications. Option's headquarters are in Leuven, Belgium. The company has Research & Development in Leuven, a Software and Applications development centre in Adelsried (Germany), a Wireless Router development centre in Stockholm (Sweden), an ISO 9002 production engineering and logistics facility in Cork, Ireland and sales & support offices in US, Japan and Taiwan.

For more information please contact:

Jan Callewaert, CEO Option
Frederic Convent, CFO Option Tel + 32 (0) 16 317 411, E-mail: investor@option.com